Exhibit 99.1

SciSparc Enters Collaboration for the Development of Innovative Psychedelic-Based Pharmaceuticals

TEL AVIV, Israel, March 8, 2022 /PRNewswire/ -- SciSparc Ltd. (NASDAQ: SPRC), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system (the “Company” or “SciSparc”), today announced that it has entered into a collaboration agreement with Clearmind Medicine Inc. (CSE: CMND), (OTC: CMNDF), (FSE: CWY0) to explore the potential for the creation of innovative compounds in the psychedelic area.

The collaboration will include, among others, examination of the benefit of integrating the core technologies of each company to explore the development of innovative psychedelic-centric drug candidates, with strong efficacy and safety profiles, targeting mental health-related diseases. The companies have begun the collaboration with a joint pre-clinical study and are expecting its results potentially to deepen the collaboration between the parties.

Oz Alder, SciSparc’s Chief Executive Officer, commented, “We believe that the integration of the companies’ technologies may lead to a real change in the mental health pharmaceutical market. I’m excited about collaborating with Clearmind as it is a company dedicated to developing novel psychedelic-derived therapeutics to solve widespread and underserved health problems with a strong patent portfolio.”

Despite heavy regulation globally, psychedelics have become an increasingly popular area for research. A report by Market Digits estimates that the sector could be worth more than $10 billion by 2027, up from $4.75 billion in 2020.

About SciSparc (NASDAQ:SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette syndrome, for the treatment of obstructive sleep apnea and Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus.

About Clearmind Medicine (CSE: CMND), (OTC: CMNDF), (FSE: CWY0):

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements. The Company’s intellectual portfolio currently consists of four patent families. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the potential benefits from and deepening of the collaboration with Clearmind, the potential for the creation of innovative compounds in the psychedelic area, their potential safety and efficacy. and potential estimates of the psychedelics future market size. Historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on March 30, 2021, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055

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